

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 23, 2009

Mr. Mitch Powers
Chief Executive Officer and President
Coyote Hills Golf, Inc.
711 North 81st Place
Mesa, Arizona 85207

   Re: **Coyote Hills Golf, Inc.**
     Item 4.01 Form 8-K
     Filed July 24, 2009
     File No. 333-145088

Dear Mr. Powers:

   We have completed our review of your Form 8-K and have no further comments at this time.

        Sincerely,

        Ta Tanisha Meadows
        Staff Accountant